SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                        SCHEDULE 13G

     Information Statement Pursuant to Rule 13d-1 and 13d-2

            Under the Securities Exchange Act of 1934
                       (Amendment No. ___)*

                     Progressive Bancorp, Inc.
                ----------------------------------
                         (Name of Issuer)

             Common Stock, $.01 par value per share
        ------------------------------------------------
                 (Title of Class of Securities)


                            472968 10 0
                      ---------------------
                          (CUSIP Number)

                       Robert B. Pomerenk
              Luse Lehman Gorman Pomerenk & Schick
                   A Professional Corporation
                            Suite 400
                   5335 Wisconsin Avenue, N.W.
                     Washington, D.C.  20015
                         (202) 274-2000
    (Name, Address, Telephone number of Person Authorized to
               Receive Notices and Communications)


                           May 8, 1998
     (Date of event which Requires Filing of this Statement)

Check the appropriate box to designate the rule to which this
Schedule is filed:

          / / Rule 13d-1(b)
          /x/ Rule 13d-(c)
          / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Page 1 of 5 Pages

CUSIP NO. 472968 10 0                           PAGE 2 OF 5 PAGES

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Arthur E. Krile, Jr.
    Social Security Number:  ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /     (B) / /

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

                       5   SOLE VOTING POWER

                           14,646
  Number of shares
 beneficially owned    6   SHARED VOTING POWER
  by each reporting
     person with           0

7   SOLE DISPOSITIVE POWER

14,646

8   SHARES DISPOSITIVE POWER

    0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    14,646

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES*    / /

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   10% of 149,369 shares of Common Stock outstanding as of May 8, 1998

12 TYPE IN REPORTING PERSON*

   IN

CUSIP NO. 472968 10 0                           PAGE 3 OF 5 PAGES

Item 1(a).  Name of Issuer:

            Progressive Bancorp, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            601 Court Street
            Pekin, Illinois  61554

Item 2(a).  Name of Person Filing:

            Arthur E. Krile, Jr.

Item 2(b).  Address of Principal Business Office:

            224 Cypress
            Pekin, Illinois  61554

Item 2(c).  Citizenship or Place of Organization:

            USA

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number:

            472968 10 0

Item 3.     Statement is Filed Pursuant To Rule 13d-1(b):

           This person is an individual filing under Rule
           13d-1(c).

Item 4.     Ownership:

           As of May 8, 1998, the reporting person beneficially owned 14,646 shares of the Issuer. This number of shares represents 10% of the common stock, par value $.01 per share, of the Issuer, based upon 149,369 shares of such common stock outstanding as of May 8, 1998. As of May 8, 1998, the reporting person has sole power to vote or to direct the vote of 14,646 shares and shared power to vote or to direct the vote of 0 shares. The reporting person has sole power to dispose or to direct the disposition of 14,646 shares of common stock.

CUSIP NO. 472968 10 0                           PAGE 4 OF 5 PAGES

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable

Item 6.     Ownership of More Than Five Percent on Behalf of
            Another Person:

            Not applicable

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company:

            Not applicable

Item 8.     Identification and Classification of Members of the
            Group:

            Not Applicable

Item 9.     Notice of  Dissolution of Group:

            Not applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

CUSIP NO. 472968 10 0                           PAGE 5 OF 5 PAGES

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 8, 1998


                          /s/ Arthur E. Krile, Jr.
                          ---------------------------------------
                          Arthur E. Krile, Jr.
                          Signature